File No. 70-9119

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        --------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75266

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75266

               (Name of company filing this statement and address
                         of principal executive office)
                        ---------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
                        ---------------------------------

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                            Dallas, Texas 75266-0164

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)

                  Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Central and South West Services, Inc. ("Services" and, together with CSW, the "Applicants"), a Texas corporation and a wholly-owned service company subsidiary of CSW, hereby file this Amendment No. 3 (this "Amendment") to the Form U-1 Application in File No. 70-9119 (the "Application") for the purpose of amending and restating in its entirety the Application to update certain information in connection with Rule 54 under the Act. The Applicants request authority to (a) permit Services to engage in the business of marketing, selling, leasing and renting to consumers electric bicycles, electric tricycles, electric skateboards and electric scooters ("Electric Vehicles" or "EVs"), as well as retrofit kits to convert traditional bicycles to electric bicycles, each of which is described in Exhibit 1 attached hereto (collectively referred to herein as "EV Sales & Leasing"); (b) permit Services to provide financing to, or guarantee borrowings by, creditworthy non-commercial customers in connection with their purchase or lease of EVs ("EV Customer Financing"), utilizing funds available to Services through its participation in the CSW money pool system; and (c) permit CSW to use borrowings from the CSW money pool system to finance the EV Business by making loans and providing guarantees and other credit support through Services up to an aggregate amount outstanding at any time of $25 million ("EV Business Financing", and together with EV Sales & Leasing and EV Customer Financing, the "EV Business"). Applicants request authority to engage in the EV Business through December 31, 2003. Item 1. Description of Proposed Transaction.

                  EV Sales & Leasing.

                  As part of their effort to increase the demand for electricity and to prepare for retail competition, the Applicants propose to engage in EV Sales & Leasing and EV Customer Financing to promote the development of Electric Vehicles as viable alternative energy vehicles and the creation of a market for such Electric Vehicles. Specifically, Services proposes to engage in the business of marketing, selling, leasing and renting to consumers those electric bicycles, electric tricycles, electric skateboards and electric scooters, which are described in Exhibit 1 attached to this Amendment. Services proposes to provide such EV Sales & Leasing activities to sporting equipment stores, bicycle shops, non-commercial entities such as universities and government organizations and, on a smaller scale, to individuals via the Internet. In connection with EV Sales & Leasing, CSW proposes to provide EV Business Financing through Services to support the purchase of Electric Vehicles and thereby encourage public utilization of Electric Vehicles for transportation. Such EV Business Financing would be coordinated by CSW through use of the CSW money pool system, as authorized by Commission orders dated March 31, 1993, September 28, 1993, March 18, 1994, June 15, 1994, February 1, 1995, March 21, 1995, March 28, 1997 and
April 3, 1998 (HCAR Nos. 25777,  25897,  26007,  26066,  26226, 26254, 26697 and
26854, respectively).
                  By increasing the  availability of Electric  Vehicles  through their sales and financing efforts, the Applicants hope to aid in the advancement of new electro-technologies and the use of electricity as an alternative source of fuel for vehicles. Electric Vehicles offer customers a functional, efficient and affordable method of using electricity as a fuel source. For example, the sale of electric bicycles which are equipped with, and may be powered by rechargeable batteries, the most developed market of the Electric Vehicles included in this Amendment, may either be pedaled like a normal bike or powered by a rechargeable battery. Electric bicycles also feature the latest technological innovations, including advanced batteries with improved performance and weight/energy densities and new solid state control circuits. With the assistance from the Applicants described in this Amendment, Applicants expect to facilitate further development of new technologies to improve the overall efficiency, performance and cost to customers of electric bicycles and other Electric Vehicles.
                  The Applicants  also anticipate that the marketing and sale of new technologies associated with the Electric Vehicles will increase customer awareness of other potential uses of electricity, resulting in an increase in overall demand for electric service, both within the states in CSW's service areas and in surrounding regions. CSW has four operating company subsidiaries--Public Service Company of Oklahoma, Southwestern Electric Power Company, West Texas Utilities and Central Power & Light Company (the "Operating Companies")--which service portions of Texas, Oklahoma, Louisiana and Arkansas (the "Service Areas"). The promotion of a new market for Electric Vehicles will spur demand for electricity and help the Operating Companies make a successful transition from a regulated industry to a competitive one. EV Sales & Leasing activities are also expected to enhance CSW's name recognition and customer loyalty.
                  In addition,  the Applicants  request  authority to facilitate the sale of a "critical mass" of Electric Vehicles through the use of EV Customer Financing to creditworthy non-commercial entities like large universities and government organizations. Applicants will check the creditworthiness of such non-commercial entities by requesting information concerning the size of a university's endowment available to support operations and the credit-rating of state and local government entities that seek financing from Applicants. The Applicants believe that EV Customer Financing will expedite the growth of ownership and use of EVs and increase public familiarity with the new electro-technologies associated with them. EV Customer Financing provided by Services may take the form of guarantees, capital leases, operating leases or promissory notes with terms of one to five years, with pricing to be competitive with that readily available in the market for similar financial instruments. Loans made by Services directly or, with respect to which Services is providing a guarantee, will have an average annual interest rate not to exceed prime plus 7%. Such loans may be unsecured or secured by a lien or other security interest in the Electric Vehicle or other real or personal property other than utility assets. Services will obtain funding through its participation in the CSW money pool system. The Applicants expect that most of the EV Customer Financing will be placed by Services with third party lenders and leasing companies.
                  Scope of EV Business.
                  The Applicants request that they be permitted to engage in the
EV Business both within the Service Areas of the CSW Operating Companies and in all other areas of the United States (the "Target Market"). During the twelve-month period beginning on the first day of January in the year following the date the Applicants commence the EV Business pursuant to the approval of the Commission, and for each subsequent calendar year thereafter, total revenues of Services derived from the EV Business in the states comprising the Service Areas will exceed total revenues of Services derived from the EV Business in all other states.
                  Services  proposes  to engage  in EV Sales & Leasing  directly with sporting equipment stores, bicycle shops and non-commercial entities such as universities and government organizations, in each case, in the Target Market. The Applicants also propose to create a computer web page for informational viewing by and sales to the general public. The Applicants propose to offer EV Customer Financing to non-commercial entities, such financing to be on the terms and conditions set forth above.
                  The Applicants  propose to engage in EV Sales & Leasing and EV
Customer Financing through Services. The Applicants will treat the EV Business as a separate cost and revenue center for accounting purposes. CSW proposes to provide EV Business Financing to Services in an aggregate amount outstanding at any time of up to $25 million, with financing to be coordinated by CSW through Services' participation in the CSW money pool system. These funds would be designated for specific use by Services in support of the EV Business. CSW further proposes to guarantee or to act as surety on bonds, indebtedness and performance and other obligations undertaken by Services in connection with its EV Business. Such guarantees or arrangements may be made from time to time through December 31, 2002, and will expire or terminate no later than December 31, 2003. The total amount of all loans and guarantees for which authorization is sought will not exceed $25 million at any time outstanding. The Applicants will obtain funds to finance the EV Business through the CSW money pool system as authorized by Commission orders dated March 31, 1993, September 28, 1993, March 18, 1994, June 15, 1994, February 1, 1995, March 21, 1995, March 28, 1997
and April 3, 1998 (HCAR Nos. 25777, 25897, 26007, 26066, 26226, 26254, 26697 and
26854, respectively).
                  The   Applicants   state  that   Services   currently  has  an
insufficient staff to engage in the EV Business as described in this Amendment and will hire outside individuals or firms to conduct the EV Business activities. Such hiring will be done on a contract basis, and such persons will be deemed independent contractors of Services. Such independent contractors shall be paid by Applicants through commissions only and will receive no salary or employee benefits from Applicants. Through the date of this Amendment, Applicants have executed two agreements with manufacturers and suppliers of Electrical Vehicles pursuant to which Applicants have the right to market, sell, lease and rent Electric Vehicles in several states within the Target Market.
                  The  Applicants  will file  certificates  pursuant  to Rule 24 under the Act within 60 days after the end of each calendar quarter setting forth the following information: (1) the dollar amount of revenues from each of EV Sales & Leasing and EV Customer Financing during the quarter, including a separate calculation of dollar amount revenues from the EV Business in the states comprising the Service Areas and in all other states; (2) the type and dollar amount of any EV Business Financing by CSW in support of the EV Business during the quarter; (3) the aggregate outstanding amount of EV Customer Financing as of the end of the quarter; and (4) with respect to Services, an unaudited profit and loss statement for the quarter and a statement of accounts as of the end of the quarter for the EV Business. The Applicants will also provide a description of any State utility commission findings concerning the EV Business or related transactions and will file as exhibits copies of all applications to, or orders issued by, State utility commissions pertaining to the EV Business or related transactions. Item 2. Fees, Commissions and Expenses.
                  An estimate of the fees and expenses to be paid or incurred by the Applicants in connection with the proposed transactions set forth in this Amendment is set forth below:
                                                                  Amount
         Counsel fees:
                  Milbank, Tweed, Hadley & McCloy
                  New York, New York.............................$15,000

         Miscellaneous and incidental expenses
         .........including travel, telephone and
                  postage.........................................$1,000
                                                                   -----
         Total                                                   $16,000
                                                                  ======
Item 3.  Applicable Statutory Provisions.
                  Sections  6(a), 7, 9(a),  10, 11 and 12(b) of the Act and Rule
54 thereunder are or may be applicable to the transactions proposed in this Amendment. Section 9(a) of the Act makes unlawful the acquisition by a subsidiary of a registered holding company of "any securities . . . or any other interest in any business" without the prior approval of the Commission under
Section 10. Under Section 10(c)(1), the Commission may not approve an acquisition of securities or any other interest in any business if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11." Under Section 11(b)(1), the Commission must limit the operations of public utility holding companies and their subsidiaries to such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public-utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate, to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.
                  The proposed  establishment  of an EV Business  satisfies  the two-pronged "functional relationship" test of Section 11 as articulated in Michigan Consolidated Gas Co. v. SEC, 444 F.2d 913 (D.C. Cir. 1971), a case often used by the Commission in applying Section 11(b)(1) of the Act. Under the "functional relationship" test, an integrated public-utility system may acquire or retain an interest in another business if (i) the additional business is "reasonably incidental or economically necessary or appropriate" to the integrated system, and (ii) the retention of the additional business is in the public interest. Michigan Consolidated at 916. The Applicants' engagement in the EV Business is reasonably incidental and economically appropriate to the core business of CSW, namely the generation, distribution and transmission of electricity to customers. The Applicants will use their staff, facilities, knowledge and expertise helping to create and maintain a market for Electric Vehicles, which Applicants believe will increase demand for electricity--the very heart of CSW's business.
                  The Applicants'  proposal  represents an integrated  effort to open a new, potentially large market for electricity consumption by commercializing cutting-edge electro-technology in Electric Vehicles. Additionally, the Applicants' indirect participation in the manufacturing and promotion of more efficient electro-technologies in connection with Electric Vehicles enhances the possibility for new uses of electricity in the future. Moreover, entrance into the EV Business may ease the transition of Operating Companies into the world of electric service competition by creating a new way in which customers may take advantage of the electricity services offered by the CSW system. The Applicants also hope to create enhanced brand identification and loyalty for CSW and its Operating Companies through EV Sales & Leasing, which Applicants believe will support the CSW system as it moves into a competitive marketplace.
                  The  Applicants  believe that they need to be able to sell and lease EVs directly because no current participant in the transportation market has a strong incentive to vigorously promote the EV Business and the new electro-technology associated with it. Indeed, the EV Business might be viewed as disruptive to the existing transportation market due to the potential displacement of existing primary businesses of current market participants. Electric utilities have been identified by Electric Vehicle manufacturers, such as ZAP ("Zero Air Pollution") Power Systems, as their natural partners in the EV Business because of the potential for higher long-term electricity demand and enhanced brand identification for the participating electric utility.
                  Public policy also  supports  Applicants in their bid to enter the EV Business. In accordance with the aims of Congress, as embodied in the Energy Policy Act of 1992, the Applicants' proposed EV Business is designed to actively encourage the use of electricity as an alternative to conventional fuel sources, which are often both harmful to the environment and of finite supply. See Energy Policy Act of 1992, 42 USCS ss.13201, et. seq. (West Supp 1997) (advocating and encouraging use of alternative fuels and alternative fuel vehicles). The proposed EV Business is aimed at making Electric Vehicles more affordable and easily accessible to the public, so that the environmental benefits of Electric Vehicles over conventional fuels and vehicles can be realized by the public. Indeed, the EVs produced by ZAP Power Systems are designed to significantly reduce air pollution. See also, Energy Policy Act of 1992, 42 USCS ss.ss.13212 and 13235, (West Supp 1997) (mandating federal use of alternative fuel vehicle fleets and funding state programs to encourage EV use). Additionally, CSW customers and investors will benefit because Applicants' entrance into the EV Business will assist CSW Operating Companies in transitioning to a competitive market and will create jobs for the economy. See Executive Order No. 12844, Apr. 21, 1993, 50 F.R. 21885, as amended, Executive Order No. 12974, Sept. 29, 1995, 60 F.R. 51875 (stating that the use of alternative fuels and alternative fuel vehicles increases domestic economic activity and stimulates job creation).
                  As originally proposed, Rule 58, paragraph (b)(1)(iii),  would have exempted from Section 9(a) of the Act the sale of Electric Vehicles, but the Commission chose to exclude the sale of EVs because it had not yet approved such activities by order. The Commission's initial inclusion of EVs, however, suggests that it views the activities as logically connected to the core business of a registered holding company system, even though such activities were eventually excluded from the rule for procedural reasons related to the statutory provision under which the rule was promulgated.
                  In addition,  the  Applicants'  proposal to conduct EV Sales &
Leasing is comparable to the proposal by Consolidated Natural Gas Company ("CNG") to finance customers' purchases of equipment within and outside of the states of its service area to promote new natural gas technologies and enable the use of natural gas as an alternative fuel, which the Commission approved by order in HCAR No. 26234 (Feb. 23, 1995) (File No. 70-7508) (the "First CNG Order"). The Commission determined that CNG's proposed activities satisfied the functional relationship test because the activities encouraged the sale of energy through the development, promotion and financing of gas or electric appliances or equipment that had not yet received widespread public acceptance and promoted competition of electricity and gas with other types of fuel.
                   Similarly, the Commission authorized General Public Utilities Corporation ("GPU") to make an investment in a company that promoted and marketed electrical equipment employing a new "vortex fan." See HCAR No. 15184 (Feb. 9, 1965) (File No. 70-4239) (the "GPU Order") (cited by CNG in the First CNG Order). GPU's primary justification for its investment was its belief that the use of vortex fans in electrical products would significantly increase the consumption of electricity both within and outside the service area of the GPU system and that the encouragement of the use of electricity is functionally related to the core business of the GPU system.
                  The  Commission  also  granted  CNG  authority  to (1) buy and resell or lease natural gas conversion equipment, (2) install and maintain conversion equipment and provide training with respect to such equipment and (3) design, construct, own, lease, sell and maintain refueling stations and provide training with respect to such stations. See CNG, HCAR No. 25615 (Aug. 27, 1992) (File No. 70-7845) (the "Second CNG Order"). The rationale behind each of the CNG Orders and the GPU Order applies equally to the Applicants' proposed EV Sales & Leasing activities and supports favorable action by the Commission.
                  EV  Customer  Financing  is  similar  in  purpose,  terms  and conditions to the financing offered by CNG and approved by the Commission in the First CNG Order. In that order, CNG was authorized to finance customer purchases of equipment, either through loans or guarantees of loans, to promote new technologies that used natural gas or enabled the use of natural gas as an alternative fuel.
                  Rule 54
                  No proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act, or a foreign utility company, as defined in Section 33 of the Act. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
                  CSW's  "aggregate  investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of June 15, 1998 was approximately $912 million, or about 49.98% of $1,825 million, CSW's average consolidated retained earnings for the four quarterly periods ended March 31, 1998. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). To the extent that any other sections of the Act may be applicable to the proposed transactions, the Company hereby requests appropriate authority thereunder. Item 4. Regulatory Approval.
                  No federal or state regulatory authority, other than the
Commission under the Act, has any jurisdiction over the proposed transactions.
Item 5.  Procedure
                  The Applicants  respectfully request that the Commission issue no later than June 19, 1998 the requisite notice under Rule 23 with respect to the filing of this Amendment, such notice to specify a date not later than July 24, 1998, as the date after which an order granting and permitting this Amendment to become effective may be entered by the Commission and the Commission enter not later than July 27, 1998, an appropriate order granting and permitting this Amendment to become effective.
                  No  recommended  decision  by a hearing  officer  or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon the entry thereof.
Item 6.  Exhibits and Financial Statements.
         Exhibit 1 -    EV Descriptions.
         Exhibit 2 -    Preliminary Opinion of Milbank, Tweed, Hadley & McCloy,
                        counsel to the Applicants.

         Exhibit 3 -    Financial Statements of each of the Applicants per
                        books and pro forma, as of March 31, 1998.

         Exhibit 4 -    Proposed Notice of Proceeding.

                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned Applicants have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.
                  Dated:  August 6, 1998

                                    CENTRAL AND SOUTH WEST CORPORATION
                                    CENTRAL AND SOUTH WEST SERVICES, INC.


                                    By: /s/ WENDY G. HARGUS
                                      Wendy G. Hargus
                                      Treasurer

                                INDEX OF EXHIBITS

EXHIBIT                                                    TRANSMISSION
NUMBER                         DESCRIPTION                     METHOD

     1            EV Descriptions.(previously filed).            --

     2            Preliminary Opinion of Milbank, Tweed,         --
                  Hadley & McCloy, counsel to the
                  Applicants.(previously filed).

     3            Proposed Notice of Proceeding.                 --
                  (previously filed).

     4            Financial Statements of each of                --
                  the Applicants per books and pro
                  forma, as of March 31, 1998
                  (previously filed).